EXHIBIT 99.1

AUDITORS ASSURANCE LETTER

To The Board of Directors and Stockholders of Butler Manufacturing Company

Ladies and Gentlemen:

We represent that this audit was subject to our quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation, and availability of personnel at foreign affiliates of Arthur Andersen to conduct the relevant portions of the audit.

/S/ ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP

Kansas City, Missouri,
March 26, 2002